Exhibit 99.1

For Immediate Release

Novadaq Reports Third Quarter 2013 Financial Results

Toronto, Ontario — October 22, 2013 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ), a developer of clinically-relevant imaging solutions for use in surgical and outpatient wound care procedures, today announced financial results for its third quarter ended September 30, 2013. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (U.S.) dollars.

Novadaq reported total third quarter 2013 revenues of $8.9 million, representing an increase of 49% as compared to third quarter of 2012. Revenue growth was driven primarily by continued adoption of SPY® technology procedures and higher capital system sales. Third quarter of 2013 recurring revenues for Novadaq’s SPY businesses increased by 23% year-over-year to $3.5 million, and sales of SPY technology capital equipment, including PINPOINT®, LUNA™ SPY Elite®, and Firefly™, increased to $4.5 million representing an increase of 119% compared with the year ago quarter.

Third quarter gross profit of $5.7 million (65% margin), represents an increase of 49% compared with $3.9 million (65% margin) in Q3-2012.

Third quarter of 2013 operating contribution (cash contributed by operating activities before changes in working capital) was $0.6 million compared with an operating contribution of $0.1 million in the third quarter of 2012. This difference was driven mainly by higher revenues and gross profit, offset by increased selling and distribution expenses associated with the build-out of the PINPOINT and LUNA sales and marketing infrastructure. During the third quarter, working capital contributed $1.2 million, and $3.7 million was invested in fixed assets, including $1.2 million to build SPY systems, and $2.5 million to acquire assets and intellectual property related to the surgical scintigraphy imaging technology, the surgical marker, nerve and lymph node localization, and erythrocyte labelling.

Net loss of $6.9 million for the third quarter of 2013 decreased by $2.4 million compared with the $9.3 million net loss in third quarter 2012. Third quarter of 2013 loss per share was $0.14. Excluding the impact of non-cash $5.9 million warrants revaluation expense in third quarter 2013, loss per share was $0.02, compared with $0.03 in third quarter 2012.

Cash and cash equivalents were $86.9 million at September 30, 2013, reflecting a decrease of $1.6 million, compared to the cash position as of June 30, 2013.

During the third quarter of 2013, Novadaq shipped 160 SPY technology systems. One hundred and thirty nine systems were shipped to hospitals, and the installed base grew to approximately 1,100 systems. Novadaq estimates that SPY imaging was used in 16% of breast reconstruction surgeries in the United States exiting the quarter.

“The most notable achievement for Novadaq in the third quarter was the sale of 31 PINPOINT, LUNA and SPY Elite systems,” commented Dr. Arun Menawat, Novadaq’s President and CEO. “We remain focussed on building our direct sales team further and continuing clinical studies to drive adoption of our PINPOINT and LUNA systems.”

Conference Call

Novadaq is pleased to invite all interested parties to participate in a conference call today, Tuesday, October 22, 2013, at 8:30 a.m. Eastern Time during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (within Canada and the United States) or 1-201-689-8031 (international callers) several minutes prior to the beginning of the call. A telephonic replay of the conference call will be made available until midnight on November 22, 2013 and can be accessed by dialing 1-877-660-6853 (within Canada and the United States) or 1-201-612-7415 (international callers) and entering the conference identification number 100629 when prompted.

The call will be archived for 90 days on the Company’s website at http://www.novadaq.com/investors/events. In addition, a replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on Novadaq’s website.

About Novadaq Technologies Inc:

Enabling medical professionals with clinically-relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is Novadaq’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 80 peer-reviewed publications demonstrate that the use of SPY imaging during complex surgery, leads to fewer post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA™ is used to assess perfusion in patients being treated for non-healing wounds. In August 2013, Novadaq acquired the surgical scintigraphy imaging technology, which is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. Our unique business model of partnering with market-leading companies to drive adoption of our imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor and Media Relations

Contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	As at September 30, 2013	As at December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$86,913,608	$38,954,181
Accounts receivable	5,869,959	4,056,954
Prepaid expenses and other assets	1,141,727	852,674
Inventories	3,680,591	1,713,577

Non-current assets
Property and equipment, net	12,535,370	10,717,661
Deferred tax assets	—	170,442
Intangible assets, net	3,352,539	1,121,808

Total Assets	$113,493,794	$57,587,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$4,609,020	$3,407,329
Provisions	246,720	85,260
Deferred revenue	867,673	637,864
Deferred partnership fee revenue	1,300,000	1,300,000
Repayable government assistance	66,976	203,148
Convertible debentures	—	4,656,746

Non-current liabilities
Deferred tax liabilities	—	170,442
Deferred revenue	161,432	144,204
Deferred partnership fee revenue	2,316,666	3,291,666
Repayable government assistance	—	17,946
Shareholder warrants	26,510,990	13,002,930

Total Liabilities	$36,079,477	$26,917,535

Shareholders’ equity
Share capital	$207,323,007	$139,946,563
Contributed surplus	8,317,847	7,908,224
Equity component of convertible debentures	—	1,454,353
Deficit	(138,226,537)	(118,639,378)

Total Shareholders’ equity	$77,414,317	$30,669,762

Total Liabilities and Shareholders’ Equity	$113,493,794	$57,587,297

Common shares outstanding	48,616,605	40,226,243

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Product sales	$8,000,161	$5,101,480	$21,376,114	$13,266,856
Royalty revenue	364,500	349,812	1,272,944	1,304,145
Partnership fee revenue	325,000	325,000	975,000	975,000
Service revenue	206,133	208,207	648,128	597,378

Total revenues	8,895,794	5,984,499	24,272,186	16,143,379
Cost of sales	3,153,741	2,123,048	8,929,135	6,256,292

Gross profit	5,742,053	3,861,451	15,343,051	9,887,087

Selling and distribution costs	3,336,720	1,289,035	9,197,424	3,569,361
Research and development expenses	2,159,453	1,777,474	5,692,477	4,317,536
Administrative expenses	1,264,217	1,863,593	4,367,689	4,971,898
Write-down of equipment	25,488	—	25,488	—
Write-down of inventory	—	57,540	31,285	57,540

Total operating expenses	6,785,878	4,987,642	19,314,363	12,916,335

Loss from operations	(1,043,825)	(1,126,191)	(3,971,312)	(3,029,248)
Finance costs	(3,218)	(178,673)	(179,707)	(527,095)
Finance income	34,123	25,407	66,827	40,829
Warrants revaluation adjustment	(5,881,543)	(8,038,030)	(15,460,467)	(11,947,389)
Gain on investment	—	25,000	25,000	25,000

Loss from operations before income taxes	(6,894,463)	(9,292,487)	(19,519,659)	(15,437,903)
Income tax expense	(22,500)	—	(67,500)	—

Net loss and comprehensive loss for the period	($6,916,963)	($9,292,487)	($19,587,159)	($15,437,903)

Basic and diluted loss and comprehensive loss per share for the period	($0.14)	($0.23)	($0.43)	($0.41)

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
OPERATING ACTIVITIES
Loss and comprehensive loss for the period	($6,916,963)	($9,292,487)	($19,587,159)	($15,437,903)
Items not affecting cash
Depreciation of property and equipment	866,890	588,023	2,396,719	1,502,201
Amortization of intangible assets	76,188	284,190	246,683	866,435
Stock-based compensation	641,102	305,753	1,857,797	921,377
Imputed interest on convertible debentures	—	109,617	169,056	320,957
Warrants revaluation adjustment	5,881,543	8,038,030	15,460,467	11,947,389
Gain on investment	—	(25,000)	(25,000)	(25,000)
Write-down of equipment	25,488	—	25,488	—
Write-down of inventory	—	57,540	31,285	57,540

	574,248	65,666	575,336	152,996

Changes in working capital
Decrease (increase) in accounts receivable	923,674	35,813	(1,813,005)	(877,796)
Increase in inventories	(346,139)	(670,885)	(1,998,299)	(1,256,355)
Decrease (increase) in prepaid expenses and other	270,880	265,506	(118,611)	51,491
(Decrease) increase in accounts payable and accrued liabilities	(136,457)	929,700	1,205,189	1,898,837
Increase (decrease) in deferred revenue	445,499	(18,382)	223,716	1,253

Net change in non-cash working capital balances related to operations	1,157,457	541,752	(2,501,010)	(182,570)

Decrease in long-term deferred revenue	(346,339)	(314,477)	(957,772)	(1,008,700)

Cash provided by (used in) operating activities	1,385,366	292,941	(2,883,446)	(1,038,274)

INVESTING ACTIVITIES
Purchase of property and equipment	(1,327,969)	(761,809)	(4,466,186)	(4,429,008)
Purchase of intangibles	(2,477,414)	—	(2,477,414)	—
Disposals of property and equipment	70,848	1,395	226,270	89,855
Redemption of long-term investment	—	25,000	25,000	25,000

Cash used in investing activities	(3,734,535)	(735,414)	(6,692,330)	(4,314,153)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	—	—	57,856,500	40,336,250
Transaction costs paid relating to issuance of common shares	—	—	(3,181,570)	(3,389,352)
Repayment of government assistance	(46,453)	(39,985)	(154,118)	(137,342)
Proceeds from exercise of options	786,759	3,457	2,398,876	77,283
Proceeds from exercise of warrants	—	—	621,912	—

Cash provided (used in) by financing activities	740,306	(36,528)	57,541,600	36,886,839

Net increase (decrease) in cash and cash equivalents	(1,608,863)	(479,001)	47,965,824	31,534,412
Impact of foreign exchange on cash and cash equivalents	1,891	10,355	(6,397)	10,004
Cash and cash equivalents at beginning of period	88,520,580	41,646,670	38,954,181	9,633,608

Cash and cash equivalents at end of period	$86,913,608	$41,178,024	$86,913,608	$41,178,024